RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

SUPPL

Exemption File No. 82 – 35005

28th September, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


10016397

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 28th September, 2010 to the Stock Exchanges in India intimating about the outcome of the 6th Annual General Meeting of the members of the Company held on 28th September, 2010, as required under the listing agreement executed with them.

Copy of the aforesaid letter is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above

Exe. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

September 28, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Proceedings of the 6th Annual General Meeting held on September 28, 2010.

We wish to inform you that the Members of the Company at the 6th Annual General Meeting held on September 28, 2010, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2010, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Declaration of dividend of Re.0.85 per equity share (17%) of Rs.5 each for the financial year 2009 - 2010 to those members whose name appeared in the Register of Members on the date of book closure.

3. Appointment of Shri Deepak Shourie as Director of the Company, liable to retire by rotation.

4. Appointment of M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

5. Issue of equity shares to the Qualified Institutional Buyers.

6. Payment of Commission to Non Executive Directors.

7. Reappointment of the Manager of the Company.

We request you to kindly bring the aforesaid information to the notice of your members.

Thanking you.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary